Black Spade Acquisition III Co

Suite 2902, 29/F The Centrium

60 Wyndham Street, Central

Hong Kong

December 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re:	Black Spade Acquisition III Co
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-290602

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on December 18, 2025, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-290602) (the “Registration Statement”) of Black Spade Acquisition III Co (the “Company”) to 4:00 p.m. Eastern Time on December 22, 2025 or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. As communicated telephonically prior to 4:00 p.m. Eastern Time on December 22, 2025, we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Sharon Lau at +65 6437 5464 or Stacey Wong at +65 6437 5450 of Latham & Watkins LLP with any questions you have concerning this request.

[Signature page follows]

Sincerely,

Black Spade Acquisition III Co

By:	/s/ Chi Wai DennisTam
	Name:	Chi Wai Dennis Tam
	Title:	Executive Chairman and Co-Chief Executive Officer

cc:	(via email)
Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition III Co
Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition III Co
Sharon Lau, Partner, Latham & Watkins LLP
Stacey Wong, Partner, Latham & Watkins LLP
Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP
David J. Levine, Partner, Loeb & Loeb LLP